SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
CONEXANT SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% Convertible Subordinated Notes due 2026	207142AG5
207142AH3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
Mark Peterson, Esq.
Senior Vice President, Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(949) 483-4600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:

David J. Johnson, Jr., Esq.	Kirk A. Davenport, Esq.
Andor D. Terner, Esq.	Senet S. Bischoff, Esq.
O’Melveny & Myers LLP	Latham & Watkins LLP
610 Newport Center Dr., Suite 1700	885 Third Avenue
Newport Beach, California 92660	New York, New York 10022
(949) 760-9600	(212) 906-1200
CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)
$232,400,000	$16,570.12

(1)	Calculated solely for the purpose of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $232.4 million aggregate principal amount of the issuer’s 4.00% Convertible Subordinated Notes due 2026 at the tender offer price of $1,000 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Conexant Systems, Inc., a Delaware corporation (“Conexant” or the “Company”), in connection with Conexant’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated March 3, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of Conexant’s outstanding 4.00% Convertible Subordinated Notes due 2026 (the “Notes”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.
     This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the issuer is Conexant Systems, Inc., a Delaware corporation. The address of its principal executive offices is 4000 MacArthur Boulevard, Newport Beach, CA 92660, telephone: (949) 483-4600.
     (b) Securities. The class of securities subject to the Offer to Purchase is the Company’s 4.00% Convertible Subordinated Notes due 2026. As of March 3, 2010, there was $232.4 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.
     (c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The common stock into which the Notes are convertible trade on the NASDAQ Global Select Market under the symbol “CNXT.” The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. This is an issuer tender offer. Conexant Systems, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled “About Conexant Systems, Inc.” in the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title

D. Scott Mercer	Chairman and Chief Executive Officer
Christian Scherp	Co-President
Sailesh Chittipeddi	Co-President
Jean Hu	Chief Financial Officer, Treasurer and Senior Vice President, Business Development
Mark D. Peterson	Senior Vice President, Chief Legal Officer, and Secretary
Steven J. Bilodeau	Director
William E. Bendush	Director
Dwight W. Decker, Ph.D.	Director
F. Craig Farrill	Director
Balakrishnan S. Iyer	Director
Matthew E. Massengill	Director
Jerre L. Stead	Director

     The business address and telephone number for all of the above directors and executive officers are c/o Conexant Systems, Inc., 4000 MacArthur Boulevard, Newport Beach, CA 92660, telephone: (949) 483-4600.
Item 4. Terms of the Transaction.
(a)	Material Terms.
(1)	Tender Offers.
     (i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
     (iv), (x), (xi) Not applicable.
(2)	Mergers or Similar Transactions. Not applicable.
(b)	Purchases. To the Company’s knowledge, based on reasonable inquiry, no Notes are owned by any of its officers, directors or affiliates.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
     The Company has entered into the following agreements with respect to its common stock:
(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(26)	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(27)	Conexant Systems, Inc. 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).
The Company has entered into the following agreements in connection with the Notes:
(1)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(2)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).
The Company does not have any outstanding securities other than its common stock and the Notes.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.
     (c) Plans.

(1)	None.

(2)	None.

(3)	The sections of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” and “Source and Amount of Funds” are hereby incorporated by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.
     (d) Borrowed Funds.
               (1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. Neither the Company nor any of its associates or majority-owned subsidiaries beneficially owns any Notes. In addition, based on the Company’s records and on information provided to the Company by its directors and executive officers, to the Company’s knowledge, none of its directors and executive officers beneficially own any Notes.
     (b) Securities Transactions. Neither the Company nor any of its subsidiaries have effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase. In addition, based on the Company’s records and on information provided to the Company by its directors and executive officers, to the Company’s knowledge, none of the directors or executive officers of the Company has effected any transactions involving the Notes during the 60 days prior to the date of the Offer to Purchase.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Manager, Depositary and Information Agent” is incorporated herein by reference. None of the Company or its board of directors or employees, the Dealer Manager, the Depository or the Information Agent is making any representation or recommendation to any holder as to whether or not to tender such holder’s Notes.

SCHEDULE TO
Item 10. Financial Statements.
(a)	Financial Information.
(1)	The audited consolidated financial statements of the Company set forth in Exhibit 99.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2010 are incorporated herein by reference.

(2)	The unaudited consolidated financial statements of the Company set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2010 filed with the SEC on February 8, 2010 are incorporated herein by reference.

(3)	Ratio of earnings to fixed charges:

	Three Months Ended		Year Ended (a)
	January 1, 2010	January 2, 2009	October 2, 2009	October 3, 2008
Ratio of earnings to fixed charges	0.15	0.13	See footnote (b)	0.81

(a)	Our fiscal year ends on the Friday nearest to September 30 of each year.

(b)	For purposes of calculating this ratio, earnings consist of income (loss) from continuing operations before (i) income taxes and (ii) income (loss) from equity method investments, plus the addition of (i) distributed income of equity investees and (ii) fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense. For fiscal year ended October 2, 2009, earnings were insufficient to cover fixed charges by approximately $35.9 million.
(4)	The book value per share of the Company’s common stock as of January 1, 2010 was $(1.02) per share.
(b)	Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	None.

(4)	None.

(5)	None.
     (b) Other Material Information. The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12. Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on March 3, 2010).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual

Exhibit Number	Description of Document
Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc. 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Trust Company, N.A., as successor to J.P. Morgan

Exhibit Number	Description of Document
Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(29)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010	CONEXANT SYSTEMS, INC.
	By:	/s/ Mark D. Peterson
Mark D. Peterson
Senior Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 3, 2010).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated

Exhibit Number	Description of Document
by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s

Exhibit Number	Description of Document
Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc. 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(29)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Filed herewith